FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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(1)	Press Release, “Dr. Reddy’s announces the launch of Pantoprazole Sodium delayed-released tablets”, January 20, 2011.

(2)	Press Release, “Dr. Reddy’s Q3 FY11 Financial Results”, January 25, 2011.

(3)	Press Release, “Dr. Reddy’s provides update on the fexofenadine-pseudoephedrine 24 hour litigation”, January 31, 2011.

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the launch of Pantoprazole Sodium delayed-released tablets
Hyderabad, India, January 20, 2011 — Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has launched Pantoprazole Sodium Delayed-Released tablets (20mg and 40mg strengths), a bioequivalent generic version of Protonix® Tablets in the US market. The Food & Drug Administration (FDA) approved Dr. Reddy’s ANDA for Pantoprazole Sodium Delayed-Released tablets on January 19, 2011.
Pantoprazole Sodium Delayed-Released tablets had total U.S. sales of approximately $1.8 billion for the twelve months ending September 30, 2010 according to IMS Health. Both strengths of Dr. Reddy’s Pantoprazole Sodium Delayed-Released tablets are available in 90 count bottles.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
Protonix®, is a registered Trademark of Nycomed GmbH
IMS National Sales Perspectives: Retail and Non-Retail MAT 09/2010
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or on +91-40-66511725

Press Release
Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q3 FY11 Financial Results
Revenues at Rs. 19.0 billion ($424 million), YoY growth of 10%
EBITDA at Rs. 4.0 billion ($90 million), YoY growth of 10%
Profit after Tax at Rs. 2.7 billion ($61 million), YoY adjusted growth of 19%*
Hyderabad, India, January 25th, 2011: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended December 31st, 2010 under International Financial Reporting Standards (IFRS).
KEY HIGHLIGHTS
•	Consolidated revenues are at Rs. 19.0 billion ($424 million) in Q3 FY11 versus Rs. 17.3 billion ($386 million) in Q3 FY10, year-on-year growth of 10%.
•	Revenues from Global Generics for Q3 FY11 are at Rs. 13.6 bn ($303 mn), year-on-year growth of 16%.

•	Revenues from PSAI are at Rs. 5.0 billion ($111 million) in Q3 FY11, year-on-year decline of 5%.
•	EBITDA of Rs. 4.0 billion ($90 million) in Q3 FY11, is at 21% of revenues with year-on-year growth of 10%.

•	Profit before Tax for Q3 FY11 is at Rs. 2.9 billion ($64 million), year-on-year adjusted growth of 11%*.

•	Profit after Tax for Q3 FY11 is at Rs. 2.7 billion ($61 million), is at 14% of revenues with year-on-year adjusted growth of 19%.

•	During the quarter, the company launched 42 new generic products, filed 21 new product registrations and filed 9 DMFs globally.
Litigation settlements in US: Today the Company announces that it has entered into two settlement agreements with AstraZeneca in US relating to the ANDA filed for the generic versions of AstraZeneca’s Nexium® (esomeprazole) and Accolate® (zafirlukast). Under the terms of the esomeprazole agreement, AstraZeneca has granted Dr. Reddy’s a license, subject to regulatory approval, to launch a generic version of esomeprazole delayed-release capsules on May 27, 2014, or earlier in certain circumstances. The terms of this agreement have not been disclosed. The zafirlukast agreement ends all litigation related to the product and allows Dr. Reddy’s to continue selling the product without risk. Dr. Reddy’s launched its zafirlukast product on November 18, 2010 following a favorable summary judgment decision.

*	Note: Adjustment in the previous year represents one-time impairment charge of intangibles & goodwill of Rs. 8,603 million and associated tax impact.

All figures in millions, except EPS	All US $ figures based on a convenience translation rate of 1USD = Rs 44.80
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	Q3 FY11			Q3 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	424	18,985	100	386	17,296	100	10
Cost of revenues	191	8,571	45	189	8,487	49	1
Gross profit	232	10,414	55	197	8,809	51	18
Operating Expenses
Selling, general & administrative expenses(a)	142	6,374	34	121	5,431	31	17
Research and development expenses, net	29	1,306	7	20	892	5	46
Write down of intangible assets	0	0	0	77	3,456	20
Write down of goodwill	0	0	0	115	5,147	30
Other operating expenses	(4)	(199)	(1)	(4)	(171)	(1)	17
Total Operating Expenses	167	7,480	39	329	14,755	85	(49)
Results from operating activities	65	2,934	15	(133)	(5,946)	(34)
Finance expenses, net (b)	1	49	0	1	50	0	(2)
Share of profit/(loss) of equity accounted investees	(0)	(1)	(0)	0	2	0
Profit before income tax	64	2,884	15	(134)	(5,994)	(35)
Income tax expense	(3)	(152)	(1)	17	777	4
Profit for the period	61	2,732	14	(116)	(5,217)	(30)

Diluted EPS	0.4	16.1		(0.7)	(30.9)
Notes:

(a)	Includes amortization charge of Rs. 307 million ($7 million) in Q3 FY11 and Rs. 374 million ($8 million) in Q3 FY10.

(b)	Includes forex gain of Rs. 45 million ($1 million) in Q3 FY11 and forex loss of Rs. 44 million ($1 million) in Q3 FY10.
SEGMENTAL ANALYSIS
Global Generics
Revenues from Global Generics segment are at Rs. 13.6 billion ($303 million) in Q3 FY11, year-on-year growth of 16% driven largely by our key market of North America.
•	Revenues from North America at Rs. 4.8 billion ($106 million) in Q3 FY11 versus Rs. 3.0 billion ($66 million) in Q3 FY10, represents growth of 60% in rupee terms and 66% in dollar terms.
•	Q3 FY11 is the fourth consecutive quarter demonstrating strong sequential growth in the revenues.

•	Growth driven by new products launched in the last one year and market share expansion in vertically integral products.

•	New launches during the quarter of Lansoprazole, Zafirlukast & Valacyclovir.

•	As of December 31, 2010, total cumulative ANDA filings are 165. Total ANDAs pending approval at the USFDA are 74 of which 32 are Para IVs and 12 are FTFs.

•	Revenues from Europe at Rs. 2.1 billion ($47 million) in Q3 FY11 versus Rs. 2.6 billion ($58 million) in Q3 FY10, year-on-year decline of 18%.
•	Revenues from Germany at Rs. 1.4 billion ($31 million) in Q3 FY11. The decline of 33% in rupee terms or 24% in Euro terms is largely due to price erosions caused by the tenders.
•	Revenues from Rest of Europe grew by 39% to Rs. 744 million ($17 million) in Q3 FY11.
•	Revenues from Russia & Other CIS markets at Rs. 2.9 billion ($64 million) in Q3 FY11 versus Rs. 2.8 billion ($62 million) in Q3 FY10, growth of 4%.
•	Revenues in Russia at Rs. 2.4 billion ($55 million) in Q3 FY11 versus Rs. 2.3 billion ($51 million) in Q3 FY10, year-on-year growth of 7% in rupee terms and 11% in dollar terms.
•	Growth on the high base of previous year is driven by volume increase across key brands and new launches in the last twelve months.
•	Dr. Reddy’s secondary prescription sales growth stands at 21% (volume growth of 33%) versus industry’s growth of 8% (volume growth of 12%). (Source: Pharmexpert April-November 2010)
•	Revenues in Other CIS markets decreased by 11% to Rs. 434 million ($10 million) in Q3 FY11 versus Rs. 488 million ($11 million) in Q3 FY10.
•
Revenues in India at Rs. 3.0 billion ($67 million) in Q3 FY11 versus Rs. 2.6 billion ($59 million) in Q3 FY10, growth of 14%, consisting of volume growth of existing products of approx 8% and new products contribution (last 12 month launches) of 6%.

•	16 new products launched during the quarter.
Pharmaceutical Services and Active Ingredients (PSAI)
Revenues from PSAI are at Rs. 5.0 billion ($111 million) in Q3 FY11, year-on-year decline of 5% and sequential growth of 8%.
•	Growth in Active Ingredients business on the back of new launches and an improved order books status was offset by the decline in the Pharmaceutical Services segment.
•	During the quarter 9 DMFs including 2 US DMFs were filed globally. The cumulative DMF filings as of Dec 10 are 436 including 159 US DMFs.
INCOME STATEMENT HIGHLIGHTS:
•
Gross profit at Rs. 10.4 billion ($232 million) in Q3 FY11, gross margin of 55% to revenues versus 51% in Q3 FY10. This improvement in gross margin is largely on account of contribution in this quarter from new product launches in the US over the last one year.

•	Gross margins for Global Generics and Pharmaceutical Services and Active Ingredients are at 65% and 28% versus 60% and 31% respectively, in the previous year.
•	Selling, General & Administration (SG&A) expenses including amortization for the quarter, are at Rs. 6.4 billion ($142 million), increase of 17% over the previous year.
•
A part of the spend in this quarter is on account of one-time litigation costs in US and higher selling and marketing costs linked to the seasonality in the branded markets of India and OTC portfolio related spend in Russia.

•	R&D expenses at Rs. 1,306 million ($29 million) in Q3 FY11, increase of 46%.

•	Other Income of Rs. 199 million ($4 million) in Q3 FY11 versus Rs. 171 million ($4 million) in Q3 FY10.

•	Net Finance costs are at Rs. 49 million ($1 million) in Q3 FY11 versus Rs. 50 million ($1 million) in Q3 FY10.
•	Include net forex gain of Rs. 45 million ($1 million) in Q3 FY11 versus net forex loss of Rs. 44 million ($1 million) in Q3 FY10.
•	EBITDA at Rs. 4.0 billion ($90 million) in Q3 FY11 is at 21% of sales with year-on-year growth of 10%.

•	Net Profit after Tax for Q3 FY11 is at Rs. 2.7 billion ($61 million) is at 14% of sales with year-on-year adjusted growth of 19%.

•	Diluted EPS is at Rs. 16.1 ($0.4) in Q3 FY11 versus adjusted Rs. 13.7 in Q3 FY10.

•	Capital expenditure for the quarter is at Rs. 2.3 billion ($52 million).

*	Note: Adjustment in the previous year represents one-time impairment charge of intangibles & goodwill of Rs. 8,603 million and associated tax impact.

Appendix 1: Key Balance Sheet Items	(in millions)

	As on 31th Dec 10		As on 30th Sep 10
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	92	4,126	138	6,196
Trade receivables	315	14,093	299	13,376
Inventories	340	15,244	329	14,728
Property, plant and equipment	605	27,102	567	25,412
Goodwill and Other Intangible assets	291	13,017	302	13,511
Loans and borrowings (current & non current)	308	13,808	324	14,493
Trade payables	165	7,395	221	9,907
Equity	1,075	48,151	1,010	45,245

Appendix 2: Q3 FY11 Revenue Mix by Segment	(in millions)

	Q3 FY11			Q3 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Global Generics	303	13,589	72	262	11,723	68	16
North America	106	4,765	35	66	2,974	25	60
Europe	47	2,123	16	58	2,579	22	(18)
India	67	3,007	22	59	2,627	22	14
Russia & Other CIS	64	2,875	21	62	2,766	24	4
RoW	18	819	6	17	778	7	5
PSAI	111	4,979	26	117	5,237	30	(5)
North America	17	770	15	16	723	14	7
Europe	41	1,830	37	48	2,161	41	(15)
India	14	622	12	13	602	12	3
RoW	39	1,758	35	39	1,751	33	0
Proprietary Products	9	417	2	7	336	2	24
Total	424	18,985	100	386	17,296	100	10

Appendix 3: Q3 FY11 Revenue Mix by Geography	(in millions)

	Q3 FY11			Q3 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
North America	130	5,823	31	88	3,933	23	48
Europe	91	4,078	21	108	4,836	28	(16)
India	81	3,632	19	72	3,232	19	12
Russia & Other CIS	64	2,875	15	62	2,766	16	4
Others	58	2,577	14	56	2,529	15	2
Total	424	18,985	100	386	17,296	100	10
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is a global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com
Dr. Reddy’s provides update on the fexofenadine-pseudoephedrine 24 hour litigation
January 31, 2011, Hyderabad, India: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that on Friday, 28 January 2011, the U.S. District Court of New Jersey filed a Stipulation and Order lifting an earlier motion for preliminary injunction and clearing the sale of Dr. Reddy’s generic product version of Allegra® D24 (fexofenadine hydrochloride / pseudoephedrine hydrochloride 180mg / 240mg extended release tablet), which was approved by the FDA on March 16, 2010.
In addition, plaintiff’s sanofi-aventis and Albany Molecular Research have been required to post a security with the Court, an amount of USD 40 mn towards the possibility that the injunction had been wrongfully granted. Having been excluded from launching the generic product since the June 2010 hearing, Dr. Reddy’s intends to pursue an award of this security.
®Allegra D24 is a registered trademark of sanofi-aventis.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or on +91-40-66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: February 1, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary